SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 35928]

Deregistration under Section 8(f) of the Investment Company Act of 1940

January 30, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of January 2026. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed below,

or for an applicant using the Company name search field, on the SEC's EDGAR system. The

SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also

call the SEC's Office of Investor Education and Advocacy at (202) 551-8090. An order granting

each application will be issued unless the SEC orders a hearing. Interested persons may request a

hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and

serving the relevant applicant with a copy of the request by email, if an email address is listed for

the relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. The email should include the file number referenced above. Hearing

requests should be received by the SEC by 5:30 p.m., Eastern time, on February 24, 2026, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

MASTER GOVERNMENT SECURITIES LLC [File No. 811-21300]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. All interests in the fund had been redeemed by shareholders prior to liquidation. Expenses of $5,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on July 16, 2025.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809

MASTER MONEY LLC [File No. 811-21299]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. All interests in the fund had been redeemed by shareholders prior to liquidation. Expenses of $5,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on July 16, 2025.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809

MASTER TAX EXEMPT LLC [File No. 811-21301]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. All interests in the fund had been redeemed by shareholders prior to liquidation. Expenses of

$5,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

<u>Filing Date:</u> The application was filed on July 16, 2025.

<u>Applicant's Address</u>: 100 Bellevue Parkway, Wilmington, Delaware 19809

MASTER TREASURY LLC [File No. 811-21298]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. All interests in the fund had been redeemed by shareholders prior to liquidation. Expenses of $5,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

<u>Filing Date:</u> The application was filed on July 16, 2025.

<u>Applicant's Address</u>: 100 Bellevue Parkway, Wilmington, Delaware 19809

Aether Infrastructure & Natural Resources Fund. [File No. 811-23942]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 30, 2025, applicant made a liquidating distribution to its shareholders pro rata based on net asset value. Expenses of $10,000 incurred in connection with the liquidation were paid by the fund's investment adviser.

<u>Filing Date</u>: The application was filed on January 13, 2026.

<u>Applicant's Address</u>: c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212

Tax-Exempt Private Credit Fund Inc. [File No. 811-23318]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 28, 2025, April 22, 2025, July 31, 2025, August 18, 2025, and December 15, 2025, applicant made liquidating distributions to its

shareholders pro rata based on net asset value. Expenses of $195,300 incurred in connection with the liquidation were paid by the applicant.

<u>Filing Date:</u> The application was filed on December 19, 2025.

<u>Applicant's Address</u>: 5901 College Boulevard, Suite 400, Overland Park, Kansas 66211.

The New Ireland Fund, Inc. [File No. 811-05984]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 31, 2023 and December 18, 2025, applicant made liquidating distributions to its shareholders pro rata based on net asset value. Expenses of $111,736 incurred in connection with the liquidation were paid by the applicant.

<u>Filing Date:</u> The application was filed on December 23, 2025.

<u>Applicant's Address</u>: One Boston Place, 201 Washington Street, 36th Floor, Boston, Massachusetts 02108.

TCW Spirit Direct Lending LLC [File No. 811-23967]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 30, 2025, and December 29, 2025, applicant made liquidating distributions to its shareholders pro rata based on net asset value. Expenses of $35,300 incurred in connection with the liquidation were paid by the applicant's investment advisor.

<u>Filing Date:</u> The application was filed on November 20, 2025 and amended on January 30, 2026.

<u>Applicant's Address</u>: c/o The TWC Group, Inc., 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.